Name
Address
City
Country

                                      PROXY
                                   ACERGY S.A.

       Proxy Solicited on behalf of the Board of Directors of the Company for Extraordinary General Meeting, December 17, 2009

The undersigned hereby authorize DnB NOR Bank ASA to constitute and appoint Sir Peter Mason K.B.E., Jean Cahuzac, Johan Rasmussen, Simon Crowe, Alistair Peel, Jean-Paul Reiland, Jean Hoss, Philippe Hoss, Chantal Mathu, or the Chairman of the Extraordinary General Meeting (if not one of the aforementioned) and each of them, his true and lawful agent and proxy, with full power of substitution in each, to represent and vote on behalf of the undersigned at the Extraordinary General Meeting of Shareholders of Acergy S.A., to be held at the offices of SGG S.A., 412F, route d'Esch, L-2086 Luxembourg on Thursday December 17, 2009 at 11:00 a.m. Local Time (the "Meeting"), and at any adjournments thereof, on all matters coming before the Meeting and any adjourned meeting.

The Board of Directors of the Company recommends that you vote in favour of the proposals to be considered at the Meeting.

For Resolution 1 (Adoption of revised Articles of Incorporation) the quorum required is 50% of the outstanding shares, and to approve Resolution 1 a 2/3rd majority of the votes cast at the Meeting will be required. In the event that the necessary quorum is not present at the Extraordinary General Meeting on December 17, 2009, a subsequent meeting may be called, at which there will be no requirement for a quorum. All votes received from beneficial holders of Acergy S.A. shares will remain valid for the purpose of any such subsequent meeting, unless shareholders indicate that they wish to alter their votes.

In the event that you have sold your Acergy S.A. shares prior to receipt of this Notice, you are kindly requested to forward this Notice, and the accompanying documents, to the purchaser of your Acergy S.A. shares.

1.                                                     FOR     AGAINST   ABSTAIN
-----   ------------------------------------------   -------   -------   -------
        To approve the adoption of revised
        Articles of Incorporation.

2.                                                     FOR     AGAINST   ABSTAIN
-----   ------------------------------------------   -------   -------   -------
        To appoint Mr. Dod Fraser as Director of the Company to hold office until the next
        Annual General Meeting, or until his
        successor is appointed.

3.                                                     FOR     AGAINST   ABSTAIN
-----   ------------------------------------------   -------   -------   -------
        To approve the adoption of the Acergy S.A.
        2009 Long-Term Incentive Plan.


Signature(s)_____________________________________     Date:_____________________

Note: Please sign exactly as name appears above. Joint owners should each sign. When signing as attorney, executor, administrator or guardian, please give full title as such.

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